EXHIBIT 99.1

Northern Dynasty: Re-filing of Independent Technical Report Update and Preliminary Economic

Assessment to Correct Typographical Errors and Formatting

September 18, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces it has re-filed the independent technical report entitled Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, effective date August 21, 2023 (“2023 PEA”) at www.sedarplus.ca. The amended version of the report corrects some typographical and formatting errors, which results in the correction and/or replacement of certain figures and tables.

The report will also be available via the homepage on the Company website at www.northerndynastyminerals.com.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedarplus.ca and U.S. public filings at www.sec.gov.

Mark Peters

Chief Financial Officer